UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )

HAGGAR CORP.
COMMON
(Name of Issuer)

405173105
(CUSIP Number)

Check the following box if a fee is being paid with this statement. . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP 405173105


1.  NAME OF REPORTING PERSON:
 	KAHN BROTHERS & CO., INC.

SS.  OR IRS IDENTIFICATION NO. OF ABOVE:
      13-2948997

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)  X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
             555 MADISON AVENUE, 22ND FLOOR
             NEW YORK, NEW YORK  10022

5.  SOLE VOTING POWER		0
6.  SHARED VOTING POWER	0
7.  SOLE DISPOSITIVE POWER	0
8.  SHARE DISPOSITIVE POWER	  614,967
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON	614,967
10.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (9)	8.06%

12.  TYPE OF REPORTING PERSON*
        	IA